                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                 FIRST BANKING COMPANY OF SOUTHEAST GEORGIA
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   319286100
                                ----------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                 Page 1 of 5 pages

                                   SCHEDULE 13G                Page 2 of 5 pages

CUSIP NO.  319286100


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dan J. Parrish, Jr.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
           N/A                                                     (b)  [ ]

  3   SEC USE ONLY



  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


                               5   SOLE VOTING POWER
          NUMBER OF
            SHARES                 175,213*
         BENEFICIALLY
           OWNED BY            6   SHARED VOTING POWER
             EACH
          REPORTING                7,104*
            PERSON
             WITH              7   SOLE DISPOSITIVE POWER

                                   175,213*

                               8   SHARED DISPOSITIVE POWER

                                   7,104*


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      182,317*

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]

      See Item 4.

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.8%

  12  TYPE OF REPORTING PERSON

      IN

                             SCHEDULE 13G                      Page 3 of 5 pages




ITEM 1(A).       NAME OF ISSUER:

         First Banking Company of Southeast Georgia

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         40 N. Main Street
         Statesboro, Georgia  30458

ITEM 2(A).       NAME OF PERSON FILING:

         Dan J. Parrish, Jr.

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2 Southeast Broad Street
         Metter, Georgia  30439

ITEM 2(C).       CITIZENSHIP:

         United States of America

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:

         Common Stock, $2.50 par value

ITEM 2(E).       CUSIP NUMBER:

         319286100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.          OWNERSHIP:

         (a)     Amount beneficially owned:  182,317*

         (b)     Percent of class:  6.8%

         (c)     Number of shares as to which such person has

                  (i)     sole power to vote or direct the vote:  175,213*

                 (ii)     shared power to vote or direct the vote:  7,104*

                               SCHEDULE 13G                    Page 4 of 5 pages



                 (iii) sole power to dispose or to direct the disposition of: 175,213*

                 (iv)     shared power to dispose or direct the disposition of:
                          7,104*

         * Mr. Parrish has sole voting and dispositive powers with respect to an aggregate of 175,213 shares of the issuer's Common Stock, of which 40,537 shares are held of record by Mr. Parrish and 134,676 shares are held by Parrish Properties, an entity controlled by Mr. Parrish. Mr. Parrish shares voting and dispositive powers with respect to 7,104 shares held jointly with his spouse. The indicated totals do not include 1,776 shares held by Mr. Parrish's spouse, as to which Mr. Parrish disclaims beneficial ownership.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

         Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

         Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

ITEM 10.         CERTIFICATION:

         Not Applicable

                                 SCHEDULE 13G                  Page 5 of 5 pages




                                  SIGNATURE





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



         Date:  February 13, 1996

         Signature: /s/ Dan J. Parrish, Jr.
                    --------------------------------

         Name:  Dan J. Parrish, Jr.